FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended March 31, 2007

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled U.S. clinical trial of NX-1207, which showed statistically significant efficacy and a good safety profile. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended March 31, 2007.

The successful results of a multi-center double blind independent clinical study of the Company’s urinary AlzheimAlert™ test were published in the January issue of the Journal of the American Medical Directors Association (J Am Med Dir Assoc. Jan 2007; 8:21-30; “A multi-center blinded prospective study of urine neural thread protein measurements in patients with suspected Alzheimer’s disease,”.Goodman I et al.). The independent peer-review study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90%. The study was double-blind and involved expert assessments and state of the art clinical correlations and continued evaluations.

On January 25, Nymox announced the publication of a second peer-reviewed report in the January issue of the Journal of Clinical Laboratory Analysis providing further positive data on the accuracy and utility of the Company’s urinary AlzheimAlert™ test (J Clin Lab Anal. Jan 2007;21:24-33, “Competitive ELISA studies of neural thread protein in urine in Alzheimer’s disease”). The paper reported excellent performance in laboratory studies and impressive reproducibility of clinical test results for patients and controls who were re-tested at intervals ranging from 2 days to 4.5 years.

On March 19, Nymox announced positive results from a long-term outcome study of NX-1207 for benign prostatic hyperplasia (BPH). 26 clinical trial sites across the U.S. and 116 unselected subjects participated in the blinded, placebo controlled study. The study assessed symptom scores and treatment outcome 8-19 months after NX-1207 treatment. Overall, without further NX-1207 treatment, patients initially treated with NX-1207 showed a total pooled mean improvement of 7.4 points in the primary outcome endpoint of AUA Symptom Score values, which reached statistical significance when compared with the placebo control (p=.028). In terms of treatment outcomes, patients treated with NX-1207 had significantly more (p=.02) favorable outcomes compared to placebo. There have been no significant sexual side effects from NX-1207.

We wish to thank our over 4,000 Nymox shareholders for your valued support. The Nymox team is working steadily to advance our many projects. We look forward with continued enthusiasm to the exciting upcoming year for the Company.

/s/ Paul Averback, MD
Paul Averback MD
President

May 15, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $13.5 million as of December 31, 2006, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Three Months Ended March 31	2007	2006	2005
Total Revenues	$138,666	$96,009	$101,931

Net Loss	$(1,132,520)	$(1,059,246)	$(957,677)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)

Total Assets	$4,337,808	$4,582,513	$3,676,118

Quarterly Results	Q1 - 2007	Q4 - 2006	Q3 - 2006	Q2 - 2006
Total Revenues	$138,666	$84,675	$141,817	$120,360

Net Loss	$(1,132,520)	$(1,234,985)	$(1,238,833)	$(1,360,621)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)	$(0.05)

	Q1 - 2006	Q4 - 2005	Q3 - 2005	Q2 - 2005
Total Revenues	$96,009	$106,527	$100,757	$117,067

Net Loss	$(1,059,246)	$(821,088)	$(958,464)	$(847,299)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

Results of Operations – Q1 2007 compared to Q1 2006

Net losses were $1,132,520, or $0.04 per share, for the quarter ended March 31, 2007, compared to $1,059,246, or $0.04 per share, for the quarter ended March 31, 2006. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2007 were 29,098,313 compared to 26,999,213 for the same period in 2006.

Revenues

Revenues from sales amounted to $136,404 for the quarter ended March 31, 2007, compared with $95,259 for the quarter ended March 31, 2006. Higher sales of NicAlert™ / TobacAlert™ (increase of 62.3%) accounted for the increase in 2007 compared to 2006. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures decreased to $551,390 for the quarter ended March 31, 2007, compared with $703,028 for the quarter ended March 31, 2006. A reduction in clinical trial expenditures in the current quarter compared to the same period last year explains the decrease. In 2007, research tax credits amounted to $14,540 compared to $1,125 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures increased to $69,408 for the quarter ended March 31, 2007, in comparison to expenditures of $48,035 for the quarter ended March 31, 2006, due to an increase in advertising expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses remained relatively constant at $216,039 for the quarter ended March 31, 2007, compared with $205,268 in the quarter ended March 31, 2006. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 72% of 2007 expenses (75% in 2006) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2007 or 2006.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,669 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$797,449	$227,035	$570,414	$0

Operating Leases	$49,700	$19,907	$30,793	$0

Total Contractual Obligations	$847,149	$245,942	$601,207	$0

Results of Operations – Q1 2006 compared to Q1 2005

Net losses were $1,059,246, or $0.04 per share, for the quarter ended March 31, 2006, compared to $957,677, or $0.04 per share, for the quarter ended March 31, 2005. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2006 were 26,999,213 compared to 25,630,585 for the same period in 2005.

Revenues

Revenues from sales amounted to $95,259 for the quarter ended March 31, 2006, compared with $101,494 for the quarter ended March 31, 2005. Lower sales of NicAlert and TobacAlert™ (decrease 17%) to a major customer accounted for the decrease in the first quarter of 2006 compared to the same period in 2005. AlzheimAlert sales increased over 500% in the first quarter of 2006 compared to the same period in 2005.

Research and Development

Research and development expenditures increased to $703,028 for the quarter ended March 31, 2006, compared with $499,410 for the quarter ended March 31, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. In 2006, research tax credits amounted to $1,125 compared to $1,050 in 2005.

Marketing Expenses

Marketing expenditures decreased to $48,035 for the quarter ended March 31, 2006, in comparison to expenditures of $62,081 for the quarter ended March 31, 2005. A reduction in travel expenses in the first quarter of 2006 accounts for the decrease.

Administrative Expenses

General and administrative expenses amounted to $205,268 for the quarter ended March 31, 2006, compared with $335,083 in the quarter ended March 31, 2005, due to lower expenditures in many areas such as salaries (decrease 38%), shareholder relations (decrease 44%), insurance (decrease 21%), travel (decrease 96%) and professional fees (decrease 63%).

Recent Accounting Pronouncements

Financial instruments:

On January 1, 2007, the Corporation adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The adoption of these standards did not have a material effect on its financial statements.

Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial condition or results of operation.

Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

Financial Position

Liquidity and Capital Resources

As of March 31, 2007, cash totaled $583,965 and receivables including tax credits totaled $124,741. In November, 2006, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing November 13, 2006. As at March 31, 2007, six drawings were made under this purchase agreement, for total proceeds of $2,350,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2006, 67,869 common shares were issued at a price of $5.89 per share. The Company can draw down a further $10,650,000 over the remaining 19 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended March 31, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets(Unaudited)

March 31, 2007, with comparative figures as at December 31, 2006
(in US dollars)

	March 31, 2007	December 31, 2006
		(Audited)
Assets
Current assets:
Cash	$583,965	$235,124
Accounts receivable	56,574	46,307
Research tax credits receivable	68,167	53,618
Inventories	15,010	44,145

	723,716	379,194
Long-term security deposit	35,993	35,993
Long-term receivables	70,000	70,000
Property and equipment	6,983	7,839
Patents and intellectual property	3,501,116	3,477,819

	$4,337,808	$3,970,845

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,087,343	$1,430,987
Accrued liabilities	164,101	158,801
Deferred lease inducement	9,623	9,623
Notes payable	350,000	500,000
Deferred revenue	15,907	15,907

	1,626,974	2,115,318
Long-term deferred revenue	1,667	3,333
Deferred lease inducement	23,255	25,661
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital	46,293,372	44,443,350
Additional paid-in capital	1,705,416	1,463,833
Deficit	(46,112,876)	(44,880,650)

	1,885,912	1,026,533
Contingency (note 5)
Subsequent events (note 6)

	$4,337,808	$3,970,845

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Revenue:
Sales	$136,404	$95,259	$101,494
Interest	2,262	750	437

	138,666	96,009	101,931
Expenses:
Research and development	551,390	703,028	499,410
Less investment tax credits	(14,550)	(1,125)	(1,050)

	536,840	701,903	498,360
General and administrative	216,039	205,268	335,083
Marketing	69,408	48,035	62,081
Cost of sales	76,344	77,061	45,899
Depreciation and amortization	118,589	107,452	102,471
Stock-based compensation	242,695	4,055	4,055
Interest and bank charges	11,271	11,481	11,659

	1,271,186	1,155,255	1,059,608

Net loss	$(1,132,520)	$(1,059,246)	$(957,677)

Loss per share (basic and diluted) (note 3)	$(0.04)	$(0.04)	$(0.04)

Weighted average number of common
shares outstanding:
Basic	28,515,596	26,993,111	25,580,716
Plus impact of stock options and warrants	582,717	6,102	49,869

Diluted	29,098,313	26,999,213	25,630,585

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity
(Unaudited)

Three-month period ended March 31, 2007
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, Dec. 31, 2006	28,322,253	$44,443,350	$1,463,833	$(44,880,650)	$1,026,533
Issuance of share capital	370,250	1,750,000	--	--	1,750,000
Share issue costs	--	--	--	(99,706)	(99,706)
Exercise of stock options:
Cash	26,000	98,910	--	--	98,910
Ascribed value	--	1,112	(1,112)	--	--

	26,000	100,022	(1,112)	--	98,910
Stock-based compensation	--	--	242,695	--	242,695
Net loss	--	--	--	(1,132,520)	(1,132,520)

Balance, March 31, 2007	28,718,503	$46,293,372	$1,705,416	$(46,112,876)	$1,885,912

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Cash flows from operating activities:
Net loss	$(1,132,520)	$(1,059,246)	$(957,677)
Adjustments for:
Depreciation and amortization	118,589	107,452	102,471
Stock-based compensation	242,695	4,055	4,055
Net change in operating assets and liabilities	(87,262)	90,680	222,809

	(858,498)	(857,059)	(628,342)
Cash flows from financing activities:
Proceeds from issuance of share capital	1,848,910	1,900,000	525,000
Share issue costs	(99,706)	(109,283)	(27,268)
Repayment of notes payable	(150,000)	--	(100,000)

	1,599,204	1,790,717	397,732
Cash flows from investing activities:
Additions to property and equipment,
patents and intellectual property	(391,865)	(44,613)	(135,464)

Net increase (decrease) in cash	348,841	889,045	(366,074)
Cash, beginning of period	235,124	151,476	529,642

Cash, end of period	$583,965	$1,040,521	$163,568

Supplemental disclosure to statements of
cash flows:
Interest paid	$9,131	$8,945	$11,659
Acquisition of property and equipment,
patents and intellectual property included
in accounts payable and accrued liabilities	332,020	154,463	111,390

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2007, the unaudited consolidated statement of shareholders’ equity for the three-month period ended March 31, 2007 and the unaudited consolidated statements of operations and cash flows for the three-month periods ended March 31, 2007, 2006 and 2005 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2006.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

Effective with the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (‘‘CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Company has classified its accounts receivable as “loans and receivables” and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Company’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the period ended March 31, 2007.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2006, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended March 31, 2007, the Corporation issued 370,250 common shares to the Purchaser for aggregate proceeds of $1,750,000 under the agreement. At March 31, 2007, the Corporation can require the Purchaser to purchase up to $10,650,000 of common shares over the remaining 19 months of the agreement.

(b)	Stock-based compensation:

	Three months ended March 31,
	2007	2006	2005
Stock-based compensation
pertaining to general
and administrative	$20,640	$--	$--
Stock-based compensation
pertaining to marketing	7,495	4,055	4,055
Stock-based compensation
pertaining to research and
development	214,560	--	--

	$242,695	$4,055	$4,055

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The Board of Directors has approved a resolution, subject to shareholder approval, to increase the number of shares which may be optioned from 2,500,000 to 5,500,000 common shares and to increase the amount that may be optioned to any one individual from 5% to 15% of the total of the issued and outstanding common shares of the Corporation.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at March 31, 2007 of $5.84, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2006	2,202,000	$3.41			307,500		$3.02
Exercised	(26,000)	3.80			--		--
Granted	10,000	5.51			--		--
Vested	--	--			(148,750)		3.00

Outstanding,
March 31,2007	2,186,000	$3.42	6.0	$5,398,575	158,750		$3.05

Options exercisable	2,027,250	$3.45	5.9	$4,955,225	N/A	$	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan (continued):

At March 31, 2007, the unrecognized compensation cost related to non-vested awards was $216,845 and the remaining weighted average recognition period is 3.34 months.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	3.89%	--	--
Expected volatility	71.61%	--	--
Expected life in years	5	--	--
Dividend yield	0%	--	--

The grant-date fair value of options granted during the period ended March 31, 2007 was $3.39 per share.

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

The Company has also contingently granted 2,965,000 options to senior executives at an exercise price of $3 per share. These options are subject to approval by the shareholders of the Company. These options will begin to vest quarterly over a period of 5 years after approval is obtained. Compensation cost will be measured for these options once approval is obtained and recognized thereafter over the vesting period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	2007	2006	2005
Net loss, Canadian GAAP	$(1,132,520)	$(1,059,246)	$(957,677)
Adjustments:
Stock-based compensation -
options granted to
non-employees (i)	--	--	(10,285)
Stock-based compensation -
options granted to
employees (i)	--	--	4,055

Net loss, U.S. GAAP	$(1,132,520)	$(1,059,246)	$(963,907)

Loss per share, U.S. GAAP	$(0.04)	$(0.04)	$(0.04)

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	March 31, 2007	December 31, 2006
Shareholders’ equity, Canadian GAAP	$1,885,912	$1,026,533
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$1,875,803	$1,016,424

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

(i)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2007	$7,697	$102,148	$28,821
2006	4,068	79,023	12,918
2005	3,536	98,395	--
Net loss:
2007	(968,608)	(163,912)	--
2006	(887,835)	(171,411)	--
2005	(841,838)	(115,839)	--
Property and equipment
and intellectual property
March 31, 2007	3,246,462	261,637	--
December 31, 2006	3,229,093	256,565	--

5.	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2007, 2006 and 2005
(in US dollars)

6.	Subsequent events:

(a)	On April 26, 2007, the Corporation issued 97,276 common shares for aggregate proceeds of $500,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

(b)	On May 9, 2007, the Corporation issued 286,145 common shares for aggregate proceeds of $1,900,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

(c)	The Corporation issued 60,000 common shares for aggregate proceeds of $252,125 pursuant to the exercise of stock options.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: March 15, 2007